APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

	TOTAL
Income	
4000. Sales	-406.03
4030. Keg Sales	65,913.50
4040. Bottle Sales	213,394.12
4050. 375 Bottle Sales	20,742.00
4060. Equipment Sales	3,074.72
4070. Glasses Sales	800.00
4080. Private Label	19,212.00
4090. Can Sales	78,659.40
4090. Installation Service	180.00
4100. Tap Handles	75.00
Shipping Income	1,738.04
Total 4000. Sales	**403,382.75**
Quantity Discounts	-8,434.10
Sales of Product Income	
Total Income	**$394,948.65**
Cost of Goods Sold	
5000. Cost of Goods Sold	
5010. Wine - COGS	159,896.03
5020. Supplies & Materials - COGS	10,009.69
5030. Shipping, Freight & Delivery - COGS	18,083.24
5040. Excise Taxes - COGS	23,750.19
5050. Draft Equipment - COGS	1,146.34
5060. Inventory Shrinkage	0.00
Total 5000. Cost of Goods Sold	**212,885.49**
Total Cost of Goods Sold	**$212,885.49**
GROSS PROFIT	**$182,063.16**
Expenses	
6000. Direct Operating Expenses	
6010. Auto Fuel	2,601.85
6020. Bank Charges & Fees	578.37
6030. Equipment Rental	921.35
6035. Equipment	10,470.47
6040. Job Supplies & Buildout	12,835.97
6050. Office Supplies & Software	1,625.10
6060. Shipping, Freight & Delivery	5,433.03
6070. Phone/Internet/Security System	4,796.19
6080. Computer Expense	738.27
6090. Auto Expense	6,436.78
6095. Gas	3,099.58

Enotap

Profit and Loss

January - December 2020

	TOTAL
6099. Installations	2,267.37
Total 6000. Direct Operating Expenses	**51,804.33**
7000. Advertising & Marketing	16,672.39
7100. Product Samples	3,821.17
Total 7000. Advertising & Marketing	**20,493.56**
7500. General and Admin Expenses	
7510. Insurance	4,188.28
7520. Meals & Entertainment	6,716.16
7530.Dues and Subscription	3,417.87
7550. Taxes & Licenses	4,599.56
7560. Research & Development	893.00
7570. Travel	1,976.56
7580. Charitable Contributions	126.50
7590. Labor	3,911.00
Total 7500. General and Admin Expenses	**25,828.93**
8000. Outside Service	
8010. Legal & Professional Services	11,841.71
Total 8000. Outside Service	**11,841.71**
8500. Occupancy	
8510. Rent & Lease	22,698.81
8520. Utilities	4,962.46
Total 8500. Occupancy	**27,661.27**
9000. Payroll Expenses	237.85
9010. Taxes	1,930.76
9020. Wages	5,078.52
9030. Worker's Comp	631.12
Total 9000. Payroll Expenses	**7,878.25**
Total Expenses	**$145,508.05**
NET OPERATING INCOME	**$36,555.11**
Other Expenses	
9500. Other Expenses	
9510. Interest Paid	13,309.17
Total 9500. Other Expenses	**13,309.17**
Depreciation expense	26,732.00
Total Other Expenses	**$40,041.17**
NET OTHER INCOME	**$ -40,041.17**
NET INCOME	**$ -3,486.06**

Enotap

Balance Sheet

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1100. Cash	0.00
1110. BOA Checking	52,211.38
1130. Rockland Checking	12.40
1140. Citizens Checking	1,288.44
Total 1100. Cash	**53,512.22**
Total Bank Accounts	**$53,512.22**
Accounts Receivable	
Accounts Receivable (A/R)	52,758.12
Total Accounts Receivable	**$52,758.12**
Other Current Assets	
1300. Inventory	0.00
Bottle Packaging	71,486.79
Can Packaging	39,041.55
Inventory Asset	2,058.93
Inventory Asset - Wine	39,441.24
Raw materials - Wine	-17,906.36
Total 1300. Inventory	**134,122.15**
Undeposited Funds	0.00
Total Other Current Assets	**$134,122.15**
Total Current Assets	**$240,392.49**
Fixed Assets	
1500. Company Car & Truck	6,383.76
1520 Leasehold Improvement	5,260.49
1530. Stainless Kegs	25,153.00
1550. Refridgeration	14,869.98
1560. Winery Pump	7,410.69
1570. Wine Tanks	21,175.00
1580. Filter	2,600.00
1590. Screw Capper	8,889.26
1600. Labeler	8,200.00
1610. Forklift Lease	7,156.64
Accumulated Depreciation	-28,621.00
Total Fixed Assets	**$78,477.82**
Other Assets	
Security Deposit	1,875.00
Total Other Assets	**$1,875.00**
TOTAL ASSETS	**$320,745.31**

Enotap

Balance Sheet

As of December 31, 2020

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	0.00
Total Accounts Payable	**$0.00**
Credit Cards	
BOA Credit Card	6,726.16
BOA Credit Card JD	11,441.85
Chase Credit Card	6,261.64
Citi Bank Card	0.00
Giants Credit Card	0.00
US Bank Credit Card	11,187.90
Total Credit Cards	**$35,617.55**
Other Current Liabilities	
Out Of Scope Agency Payable	0.00
Rhode Island Division of Taxation Payable	0.00
Wells Fargo Line of Credit	0.00
Total Other Current Liabilities	**$0.00**
Total Current Liabilities	**$35,617.55**
Long-Term Liabilities	
2700. Loan Payable - JS	70,000.00
2750. Loan Payable - PS	100,000.00
2760. Loan Payable - AD	0.00
2770. Loan Payable - Abra	10,000.00
2780. Loan Payable - JB	7,500.00
2790. Loan Payable - Kabbage	0.00
2800. Loan Payable - Paypal	22,323.13
2810. Loan Payable - SBA	20,800.00
2830. Forklift lease payable	3,976.44
Total Long-Term Liabilities	**$234,599.57**
Total Liabilities	**$270,217.12**
Equity	
3000. Owner's Investment	
3100. Owner's Investment - MS	-127,124.69
3200. Owner's Distribution - MS & JD	-19,444.09
3300. Owner's Investment - PS	100,000.00
3400. Owner's Investment - AD	24,875.00
3500. Owner's Investment - CM	75,000.00
Total 3000. Owner's Investment	**53,306.22**

Enotap

Balance Sheet

As of December 31, 2020

	TOTAL
Opening Balance Equity	708.03
Retained Earnings	0.00
Net Income	-3,486.06
Total Equity	**$50,528.19**
TOTAL LIABILITIES AND EQUITY	**$320,745.31**

Enotap

Statement of Cash Flows

January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	-3,486.06
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-33,683.20
1300. Inventory	0.00
1300. Inventory:Bottle Packaging	-61,075.88
1300. Inventory:Can Packaging	-39,041.55
1300. Inventory:Inventory Asset	-283.13
1300. Inventory:Inventory Asset - Wine	-3,191.07
1300. Inventory:Raw materials - Wine	17,906.36
Accumulated Depreciation	26,732.00
Accounts Payable (A/P)	0.00
BOA Credit Card	-4,266.32
BOA Credit Card JD	11,441.85
Chase Credit Card	-5,429.24
Citi Bank Card	-3,916.90
Giants Credit Card	-8,233.09
US Bank Credit Card	-1,442.19
Out Of Scope Agency Payable	0.00
Rhode Island Division of Taxation Payable	0.00
Wells Fargo Line of Credit	-14,037.84
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-118,520.20**
Net cash provided by operating activities	**$ -122,006.26**
INVESTING ACTIVITIES	
1600. Labeler	-8,200.00
1610. Forklift Lease	-7,156.64
Net cash provided by investing activities	**$ -15,356.64**
FINANCING ACTIVITIES	
2750. Loan Payable - PS	0.00
2760. Loan Payable - AD	-19,875.00
2790. Loan Payable - Kabbage	-27,758.50
2800. Loan Payable - Paypal	22,323.13
2810. Loan Payable - SBA	20,800.00
2830. Forklift lease payable	3,976.44
3000. Owner's Investment:3100. Owner's Investment - MS	-186,602.01
3000. Owner's Investment:3200. Owner's Distribution - MS & JD	37,658.27
3000. Owner's Investment:3300. Owner's Investment - PS	100,000.00
3000. Owner's Investment:3400. Owner's Investment - AD	24,875.00
3000. Owner's Investment:3500. Owner's Investment - CM	75,000.00
Opening Balance Equity	708.03
Retained Earnings	129,487.65
Net cash provided by financing activities	**$180,593.01**
NET CASH INCREASE FOR PERIOD	**$43,230.11**

Enotap

Statement of Cash Flows

January - December 2020

	TOTAL
Cash at beginning of period	10,282.11
CASH AT END OF PERIOD	**$53,512.22**

Enotap

Profit and Loss
January - December 2021

	TOTAL
Income	
4000. Sales	2,649.91
4020. Keg Deposits	750.00
4030. Keg Sales	63,614.72
4040. Bottle Sales	191,710.77
4050. 375 Bottle Sales	7,136.50
4060. Equipment Sales	15,517.23
4070. Glasses Sales	508.00
4080. Private Label	12,546.00
4090. Can Sales	131,397.84
4090. Installation Service	2,100.00
4100. Tap Handles	100.00
4110. RI Grant	3,000.00
4120. Custom Crush	9,440.00
Shipping Income	305.04
Total 4000. Sales	**440,776.01**
Quantity Discounts	-10,600.25
Total Income	**$430,175.76**
Cost of Goods Sold	
5000. Cost of Goods Sold	0.00
5010. Wine - COGS	193,350.16
5020. Supplies & Materials - COGS	4,660.18
5030. Shipping, Freight & Delivery - COGS	47,522.91
5040. Excise Taxes - COGS	17,103.78
5050. Draft Equipment - COGS	12,440.75
Total 5000. Cost of Goods Sold	**275,077.78**
Total Cost of Goods Sold	**$275,077.78**
GROSS PROFIT	**$155,097.98**
Expenses	
6000. Direct Operating Expenses	
6010. Auto Fuel	4,469.22
6020. Bank Charges & Fees	2,912.65
6030. Equipment Rental	5,788.90
6035. Equipment	9,451.06
6040. Job Supplies & Buildout	20,208.42
6050. Office Supplies & Software	2,820.75
6060. Shipping, Freight & Delivery	4,752.44
6070. Phone/Internet/Security System	4,632.35
6090. Auto Expense	9,281.68
6095. Gas	2,958.91

Enotap

Profit and Loss

January - December 2021

	TOTAL
6099. Installations	1,362.42
Total 6000. Direct Operating Expenses	**68,638.80**
7000. Advertising & Marketing	38,694.31
7100. Product Samples	5,205.50
Total 7000. Advertising & Marketing	**43,899.81**
7500. General and Admin Expenses	
7510. Insurance	9,477.23
7520. Meals & Entertainment	9,388.95
7530.Dues and Subscription	3,514.54
7540. Repairs & Maintenance	263.68
7550. Taxes & Licenses	7,883.54
7560. Research & Development	1,874.56
7570. Travel	985.26
7580. Charitable Contributions	4,354.50
7590. Labor	950.00
Total 7500. General and Admin Expenses	**38,692.26**
8000. Outside Service	
8010. Legal & Professional Services	5,491.50
Total 8000. Outside Service	**5,491.50**
8500. Occupancy	
8510. Rent & Lease	35,408.33
8520. Utilities	10,946.23
Total 8500. Occupancy	**46,354.56**
9000. Payroll Expenses	3,847.29
9010. Taxes	14,854.84
9020. Wages	40,773.01
9030. Worker's Comp	2,960.00
Total 9000. Payroll Expenses	**62,435.14**
Total Expenses	**$265,512.07**
NET OPERATING INCOME	$ -110,414.09
Other Expenses	
10000. Ask My Accountant	1,058.66
9500. Other Expenses	
9510. Interest Paid	3,748.48
Total 9500. Other Expenses	**3,748.48**
Total Other Expenses	**$4,807.14**
NET OTHER INCOME	$ -4,807.14
NET INCOME	$ -115,221.23

Enotap

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1100. Cash	0.00
1110. BOA Checking	33,366.71
1130. Rockland Checking	12.40
1140. Citizens Checking	1,457.71
Total 1100. Cash	**34,836.82**
Total Bank Accounts	**$34,836.82**
Accounts Receivable	
Accounts Receivable (A/R)	82,314.82
Total Accounts Receivable	**$82,314.82**
Other Current Assets	
1300. Inventory	0.00
Bottle Packaging	134,528.00
Can Packaging	82,572.18
Inventory Asset	2,058.93
Inventory Asset - Wine	-19,499.17
Raw Materials - Grapes	7,536.00
Raw materials - Wine	47,632.30
Total 1300. Inventory	**254,828.24**
Undeposited Funds	0.00
Total Other Current Assets	**$254,828.24**
Total Current Assets	**$371,979.88**

Enotap

Balance Sheet

As of December 31, 2021

	TOTAL
Fixed Assets	
1500. Company Car & Truck	57,612.36
1520 Leasehold Improvement	5,260.49
1530. Stainless Kegs	25,153.00
1550. Refridgeration	20,131.62
1560. Winery Pump	7,410.69
1570. Wine Tanks	21,175.00
1580. Filter	2,600.00
1590. Screw Capper	8,889.26
1600. Labeler	8,200.00
1610. Forklift Lease	7,156.64
1620. Hot Pressure Washer	15,336.09
1630. Wooden Wine Barrels	4,660.00
1640. Wine Press Lease	6,052.60
1650. Picking Bins	5,453.79
1660. Industrial Floor Cleaner	3,151.75
Accumulated Depreciation	-28,621.00
Total Fixed Assets	**$169,622.29**
Other Assets	
Security Deposit	8,149.58
Total Other Assets	**$8,149.58**
TOTAL ASSETS	**$549,751.75**

Enotap

Balance Sheet

As of December 31, 2021

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	27,780.00
Total Accounts Payable	**$27,780.00**
Credit Cards	
Amex Credit Card	3,542.00
BOA Credit Card	20,223.53
BOA Credit Card JD	8,441.85
Chase Business Credit Card	20,242.68
Chase Credit Card	0.00
Citi Bank Card	0.00
Giants Credit Card	0.00
US Bank Credit Card	0.00
Total Credit Cards	**$52,450.06**
Other Current Liabilities	
Massachusetts Department of Revenue Payable	0.00
Out Of Scope Agency Payable	0.00
Rhode Island Division of Taxation Payable	1,050.71
Wells Fargo Line of Credit	0.00
Total Other Current Liabilities	**$1,050.71**
Total Current Liabilities	**$81,280.77**
Long-Term Liabilities	
2700. Loan Payable - JS	70,000.00
2750. Loan Payable - PS	100,000.00
2760. Loan Payable - AD	0.00
2770. Loan Payable - Abra	10,000.00
2780. Loan Payable - JB	7,500.00
2790. Loan Payable - Kabbage	0.00
2800. Loan Payable - Paypal	-3.80
2810. Loan Payable - SBA	19,780.00
2820. Loan Payable - CIC / SBA Loan	242,559.58
2830. Forklift lease payable	1,143.96
2850. Company Truck Loan	44,115.78
Total Long-Term Liabilities	**$495,095.52**
Total Liabilities	**$576,376.29**

Enotap

Balance Sheet

As of December 31, 2021

	TOTAL
Equity	
3000. Owner's Investment	
3100. Owner's Investment - MS	-127,124.69
3200. Owner's Distribution - MS & JD	-82,415.59
3300. Owner's Investment - PS	100,000.00
3400. Owner's Investment - AD	24,875.00
3500. Owner's Investment - CM	75,000.00
3600. Owner's Investment - Ricciardelli	100,000.00
Total 3000. Owner's Investment	**90,334.72**
Opening Balance Equity	1,748.03
Retained Earnings	-3,486.06
Net Income	-115,221.23
Total Equity	**$ -26,624.54**
TOTAL LIABILITIES AND EQUITY	**$549,751.75**

Enotap

Statement of Cash Flows

January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	-115,221.23
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-29,556.70
1300. Inventory	0.00
1300. Inventory:Bottle Packaging	-63,041.21
1300. Inventory:Can Packaging	-43,530.63
1300. Inventory:Inventory Asset	0.00
1300. Inventory:Inventory Asset - Wine	58,940.41
1300. Inventory:Raw Materials - Grapes	-7,536.00
1300. Inventory:Raw materials - Wine	-65,538.66
Security Deposit	-6,274.58
Accounts Payable (A/P)	27,780.00
Amex Credit Card	3,542.00
BOA Credit Card	13,497.37
BOA Credit Card JD	-3,000.00
Chase Business Credit Card	20,242.68
Chase Credit Card	-6,261.64
US Bank Credit Card	-11,187.90
Massachusetts Department of Revenue Payable	0.00
Out Of Scope Agency Payable	0.00
Rhode Island Division of Taxation Payable	1,050.71
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-110,874.15**
Net cash provided by operating activities	**$ -226,095.38**
INVESTING ACTIVITIES	
1500. Company Car & Truck	-51,228.60
1550. Refridgeration	-5,261.64
1620. Hot Pressure Washer	-15,336.09
1630. Wooden Wine Barrels	-4,660.00
1640. Wine Press Lease	-6,052.60
1650. Picking Bins	-5,453.79
1660. Industrial Floor Cleaner	-3,151.75
Net cash provided by investing activities	**$ -91,144.47**
FINANCING ACTIVITIES	
2800. Loan Payable - Paypal	-22,326.93
2810. Loan Payable - SBA	-1,020.00
2820. Loan Payable - CIC / SBA Loan	242,559.58
2830. Forklift lease payable	-2,832.48
2850. Company Truck Loan	44,115.78
3000. Owner's Investment:3200. Owner's Distribution - MS & JD	-62,971.50
3000. Owner's Investment:3600. Owner's Investment - Ricciardelli	100,000.00
Opening Balance Equity	1,040.00
Net cash provided by financing activities	**$298,564.45**

Enotap

Statement of Cash Flows

January - December 2021

	TOTAL
NET CASH INCREASE FOR PERIOD	$ -18,675.40
Cash at beginning of period	53,512.22
CASH AT END OF PERIOD	$34,836.82

I, Marissa Stashenko, certify that:

1. The financial statements of Enotap LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Enotap LLC included in this Form reflects accurately the information reported on the tax return for Enotap LLC for the fiscal years ended 2019 and 2020 (most recently available as of the Date of this Form C).

Signature   *Marissa Stashenko*

Name: Marissa Stashenko

Title: Co-Owner